Columbia High Yield Opportunity Fund (Fund)
77M Mergers
On March 24, 2006, the Board of Trustees approved the reorganization of the Fund as a newly-formed series of Columbia Funds Series Trust I. The primary purpose of the
Trust Reorganization is to facilitate compliance monitoring and administration for the Columbia Funds.